Exhibit 12.1

Computation of Ratio of Earnings
to Fixed Charges

Emcore Corporation
Calculation of Ratio of Earnings to Fixed Charges

	1999	2000	2001	2002	2003
Fixed Charges:
Interest expense	$1,617	$342	$3,240	$8,856	$8,288
Amortized financing costs	—	—	556	1,300	982
Total fixed charges	1,617	342	3,796	10,156	9,270
Earnings:
Net loss	(21,355)	(25,485)	(8,642)	(129,761)	(38,525)
Equity in unconsolidated affiliates	4,997	13,265	12,326	2,706	1,228
Fixed charges	1,617	342	3,796	10,156	9,270
Total earnings	($14,741)	($11,878)	$7,480	($116,899)	($28,027)
Ratio of earnings to fixed charges	(9.12)	(34.73)	1.97	(11.51)	(3.02)
Total insufficiency	($16,358)	($12,220)	—	($127,055)	($37,297)